FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding 2017 first quarterly report of Huaneng Power International, Inc. (the “Registrant”),  made by the Registrant on April 26, 2017.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock company incorporated in the People's Republic of China)
(Stock Code: 902)

FIRST QUARTERLY REPORT OF 2017

Pursuant to the regulations of the China Securities Regulatory Commission, the Company is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of Huaneng Power International, Inc. (the “Company”, “Huaneng Power International”) together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Cao Peixi (Chairman), Huang Lixin (person in charge of accounting function) and Li Yinghui (person in charge of the Accounting Department) warrant the truthfulness, accuracy and completeness of the content of the quarterly report.

1.4
This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

2	MAJOR FINANCIAL INFORMATION AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Major financial information (PRC GAAP) (unaudited)

(Amounts: In RMB Yuan)

	End of current reporting period	End of last year (Restated)	Variance from end of last year (%)
Total assets	375,542,682,233	379,874,821,092	(1.14)
Shareholders’ equity attributable to shareholders of the Company	73,844,879,361	88,476,455,143	(16.54)

	From the beginning of the year to the end of current reporting period	From the beginning of the preceding year to the end of equivalent period (Restated)	Variance from equivalent period of last year (%)

Net cash flows generated from operating activities	7,648,994,310	14,421,308,845	(46.96)

	From the beginning of the year to the end of current reporting period	From the beginning of the preceding year to the end of equivalent period (Restated)	Variance from equivalent period of last year (%)

Operating Revenue	37,577,079,025	34,943,310,711	7.54
Net profit attributable to shareholders of the Company	651,979,268	5,004,567,025	(86.97)
Net profit after deducting non-recurring items attributable to shareholders of the Company	580,841,260	3,901,729,709	(85.11)
Return on net assets (weighted average) (%)	0.89	5.75	Decreased by 4.86 percentage points
Basic earnings per share (Yuan/Share)	0.04	0.33	(87.88)
Diluted earnings per share (Yuan/Share)	0.04	0.33	(87.88)

Deducting non-recurring items and amounts:

Items	Total amount from the beginning of the year to the end of current reporting period
(RMB Yuan)

Losses from disposal of non-current assets	(292,624)
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	101,988,173
Losses from the changes in fair value from held-for-trading financial assets, held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets, held-for-trading financial liabilities and available-for-sale financial assets	(5,442,724)
Reversal of provision for doubtful accounts receivable individually tested for impairments	7,215
Other non-operating income and expenses excluding the above items	9,923,154
Other non-recurring items	(108,052)
Impact of non-controlling interests, net of tax	(10,285,083)
Tax impact of non-recurring items	(24,652,051)

Total	71,138,008

2.2
Total number of shareholders, ten largest shareholders and shareholding of top ten holders of circulating shares whose shares are not subject to any selling restrictions as at the end of the reporting period

Unit: share

Total number of shareholders	98,371
Top ten holders of shares
Name (in full) of shareholders	Number of shares held at end of reporting period	Percentage (%)	Number of shares held with selling restriction	Status on charges or pledges etc.		Nature of shareholders
				Status of shares	Number
Huaneng International Power Development Corporation	5,066,662,118	33.33	–	Nil	–	State-owned entity
HKSCC Nominees Limited	3,938,991,660	25.91	–	Nil	–	Foreign entity
China Huaneng Group	1,555,124,549	10.23	–	Nil	–	State-owned entity
Hebei Construction & Investment Group Co., Ltd.	549,169,071	3.61	–	Nil	–	State-owned entity
China Hua Neng Group Hong Kong Limited	472,000,000	3.11	–	Nil	–	Foreign entity
China Securities Finance Corporation Limited	422,071,172	2.78	–	Nil	–	State-owned entity
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.74	–	Nil	–	State-owned entity
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	2.56	–	Nil	–	State-owned entity
Fujian Investment & Development Group Co., Ltd.	365,818,238	2.41	–	Nil	–	State-owned entity
Dalian Construction Investment Group Co., Ltd.	301,500,000	1.98	–	Charges	150,750,000	State-owned entity

Top ten holders of circulating shares whose shares are not subject to selling restrictions
Name (in full) of shareholders	Number of shares in circulation without any selling restrictions	Type and number of shares
		Type	Number
Huaneng International Power Development Corporation	5,066,662,118	RMB denominated ordinary shares	5,066,662,118
HKSCC Nominees Limited	3,938,991,660	Overseas listed foreign invested shares	3,938,991,660
China Huaneng Group	1,555,124,549	RMB denominated ordinary shares	1,555,124,549
Hebei Construction & Investment Group Co., Ltd.	549,169,071	RMB denominated ordinary shares	549,169,071
China Hua Neng Group Hong Kong Limited	472,000,000	Overseas listed foreign invested shares	472,000,000
China Securities Finance Corporation Limited	422,071,172	RMB denominated ordinary shares	422,071,172
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	RMB denominated ordinary shares	416,500,000
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	RMB denominated ordinary shares	388,619,936
Fujian Investment & Development Group Co., Ltd.	365,818,238	RMB denominated ordinary shares	365,818,238
Dalian Construction Investment Group Co., Ltd.	301,500,000	RMB denominated ordinary shares	301,500,000
Details relating to the related relationship of the above shareholders or the parties acting in concert
Among the above shareholders, China Huaneng Group, Huaneng International Power Development Corporation and China Hua Neng Group Hong Kong Limited are regarded as parties acting in concert under the “Management Rules on Acquisition of Listing Companies”. The Company is not aware of any related relationship among other shareholders.

2.3
Total number of holders of preference shares, ten largest holders of preference shares and shareholding of top ten holders of preference shares whose shares are not subject to selling restriction as at the end of the reporting period

☐ Applicable  ☑ Not applicable

3	SIGNIFICANT EVENTS

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

☑ Applicable  ☐ Not applicable

(a)	Fluctuation analysis of the consolidated balance sheet items

1
Derivatives financial assets (current portion) as at the end of period decreased by 58.01% compared with the end of last year, mainly due to the decrease in the fair value of the fuel swap contracts held by the Company’s subsidiary, SinoSing Power Pte. Ltd (“Sinosing Power”).

2
Derivatives financial assets (non-current portion) as at the end of period decreased by 65.06% compared with the end of last year, mainly due to the decrease in the fair value of the fuel swap contracts held by the Company’s subsidiary, Sinosing Power.

3
Advance from the customers as at the end of the period decreased by 79.41% compared with the end of last year, mainly due to the decrease in amounts received in advance for heat sales by the Company and its subsidiaries.

4	Capital surplus as at the end of the period decreased by 52.49% compared with the end of last year, mainly due to the result of the business combination under common control.

(b)	Fluctuation analysis of the consolidated income statement items

1	Operating cost increased by 38.55% compared with the same period of last year, mainly due to the increase of fuel price.

2	Income tax expense decreased by 77.93% compared with the same period of last year, mainly due to the decrease of profit before tax.

3	Net profit attributable to equity holders of the Company decreased by 86.97% compared with the same period of last year, mainly due to the increase of fuel price.

(c)	Fluctuation analysis of the cash flow statement items

1
Net cash inflows generated from operating activities decreased by 46.96% compared with the same period of the last year, mainly due to the increase in payments for fuel by the Company and its subsidiaries.

2
Net cash outflows used in investment activities increased by 86.51% compared with the same period of the last year, mainly due to the increase of net cash outflow of the Company for acquisition of its subsidiaries.

3
Net cash inflows generated from financing activities was 5.606 billion, compared that net cash outflows used in financing activities was 9.043 billion for the same period of last year, mainly due to the increased receivables from borrowings and bonds issued by the Company.

3.2	Analysis and description of significant events and their impacts and solutions

☑ Applicable  ☐ Not applicable

On 14 October 2016, the Company signed the “Agreement for the Transfer of Equity Interests in Certain Companies with China Huaneng Group (“Huaneng Group”) and Huaneng Power International” (the “Transfer Agreement”) and “Profit Forecast Compensation Agreement made between Huaneng Group and Huaneng Power International” with Huaneng Group in Beijing. The Company has issued a “Connected Transaction Announcement” (no. 2016-041) on The Shanghai Stock Exchange on 14 October 2016.

Pursuant to the Transfer Agreement, the Company acquired the transfer of 80% equity interest of Huaneng Shandong Power Limited (“Shangdong Power”), 100% equity interest of Huaneng Jilin Power Limited (“Jilin Power”), 100% equity interest of Huaneng Heilongjiang Power Limited (“Heilongjiang Power”) and 90% equity interest of Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd. (“Zhongyuan CCGT”) from Huaneng Group for the consideration of RMB15,113,825,800.

This transaction was considered and approved at the 21st meeting of the Eighth Session of the Board held on 14 October 2016, and was considered and approved at the 2016 Second Extraordinary General Meeting held on 30 November 2016.

According to the terms of the Transfer Agreement, the Company paid 50% of the consideration for such transaction to Huaneng Group on 9 January 2017. The Company has issued a “Transaction Progress Announcement” (no. 2017-002) on The Shanghai Stock Exchange on 12 January 2017. On 22 March 2017, the Company paid another 20% of the consideration to Huaneng Group. Since 2017, Shangdong Power, Jilin Power, Heilongjiang Power and Zhongyuan CCGT are consolidated into the consolidated financial statements of the Company.

3.3	Undertaking not performed during the reporting period

☐ Applicable  ☑ Not applicable

3.4
Warnings on any potential loss in accumulated net profit for the period from the beginning of the year to the end of next reporting period or any material changes from the corresponding period last year and the reasons therefor

☐ Applicable  ☑ Not applicable

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Geng Jianxin (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xia Qing (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
26 April 2017

APPENDIX

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS (PRC GAAP)
AS AT 31 MARCH 2017

Amounts: In RMB Yuan, except as noted

ASSETS	31 March 2017 Consolidated	31 December 2016 Consolidated	31 March 2017 The Company	31 December 2016 The Company
		(Restated)

CURRENT ASSETS
Cash at bank and on hand	11,143,444,139	10,214,184,660	2,099,687,485	2,438,373,674
Derivative financial assets	116,980,240	278,601,988	–	–
Notes receivable	2,497,063,242	2,639,365,571	435,761,427	431,185,488
Accounts receivable	17,401,696,670	17,157,638,187	4,718,053,409	4,407,465,997
Advances to suppliers	1,229,364,341	984,759,911	64,599,055	75,756,845
Interest receivable	22,085,309	22,130,336	31,964,076	32,739,114
Dividends receivable	605,000,000	724,452,796	1,682,585,571	1,766,202,528
Other receivables	2,259,178,569	5,252,966,602	2,662,632,985	2,165,962,323
Inventories	6,970,829,350	8,046,009,143	2,274,897,497	2,473,285,313
Current portion of non-current assets	137,700,457	136,304,055	–	–
Other current assets	2,978,695,292	3,203,043,082	6,468,452,055	7,710,006,668

Total current assets	45,362,037,609	48,659,456,331	20,438,633,560	21,500,977,950

NON-CURRENT ASSETS
Available-for-sale financial assets	3,649,308,492	3,560,927,756	3,531,062,490	3,443,356,690
Derivative financial assets	34,846,666	99,720,835	–	–
Long-term receivables	1,327,639,192	1,288,416,086	–	–
Long-term equity investment	19,803,310,801	19,715,293,180	76,650,657,307	68,855,107,466
Fixed assets	243,167,305,982	244,683,029,733	55,240,443,773	56,158,451,519
Fixed assets pending for disposal	85,215,275	84,252,620	79,646	78,287
Construction-in-progress	26,128,986,555	26,450,307,392	1,293,970,869	1,387,177,902
Construction materials	3,731,648,096	3,491,108,686	27,944,164	21,046,101
Intangible assets	14,277,062,912	14,146,113,642	1,606,256,497	1,584,581,218
Goodwill	12,271,917,717	11,975,592,060	–	–
Long-term deferred expenses	246,537,239	247,159,746	44,300,962	46,790,195
Deferred income tax assets	2,407,768,015	2,409,172,786	251,371,314	286,268,222
Other non-current assets	3,049,097,682	3,064,270,239	16,423,787,255	15,820,081,996

Total non-current assets	330,180,644,624	331,215,364,761	155,069,874,277	147,602,939,596

TOTAL ASSETS	375,542,682,233	379,874,821,092	175,508,507,837	169,103,917,546

	31 March 2017 Consolidated	31 December 2016 Consolidated	31 March 2017 The Company	31 December 2016 The Company
		(Restated)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans	70,024,888,021	68,271,074,146	35,480,000,000	31,430,000,000
Derivative financial liabilities	177,077,205	133,569,473	–	–
Notes payable	3,352,406,980	3,079,004,058	–	–
Accounts payable	11,626,697,163	12,075,280,944	3,360,669,581	3,820,923,543
Advance from customers	262,472,573	1,274,555,503	84,683,597	206,609,998
Salary and welfare payables	514,375,596	489,205,753	116,669,706	105,223,975
Taxes payable	1,146,882,479	1,424,669,239	124,774,325	287,379,395
Interest payables	880,589,209	761,841,849	664,248,558	428,747,399
Dividends payable	1,188,689,556	1,575,179,623	–	–
Other payables	23,594,163,936	20,609,472,568	6,794,841,712	2,325,601,453
Current portion of non-current liabilities	19,057,412,571	18,769,230,955	4,900,143,758	4,723,645,624
Provision	32,306,361	21,758,030	27,077,808	18,621,900
Other current liabilities	27,721,711,257	27,680,580,293	27,592,394,816	27,601,300,850

Total current liabilities	159,579,672,907	156,165,422,434	79,145,503,861	70,948,054,137

NON-CURRENT LIABILITIES
Long-term loans	103,457,729,242	96,911,235,689	12,616,295,253	6,694,726,348
Derivative financial liabilities	192,550,247	201,169,168	44,693,224	69,903,969
Bonds payable	12,187,931,405	12,182,970,926	12,187,931,405	12,182,970,926
Long-term payables	1,653,773,053	1,706,349,058	70,483,802	78,936,350
Long-term Employee benefits payable	90,175,195	90,779,296	145,714	172,440
Specific accounts payable	52,658,757	48,135,657	30,974,939	30,051,839
Provision (Non-current)	52,444,000	52,444,000	–	–
Deferred income	3,820,782,004	3,780,306,593	1,846,513,213	1,857,343,895
Deferred income tax liabilities	1,385,876,074	1,429,859,071	–	–

Total non-current liabilities	122,893,919,977	116,403,249,458	26,797,037,550	20,914,105,767

TOTAL LIABILITIES	282,473,592,884	272,568,671,892	105,942,541,411	91,862,159,904

	31 March 2017 Consolidated	31 December 2016 Consolidated	31 March 2017 The Company	31 December 2016 The Company
		(Restated)

LIABILITIES AND SHAREHOLDERS’ EQUITY (continued)

SHAREHOLDERS’ EQUITY
Share capital	15,200,383,440	15,200,383,440	15,200,383,440	15,200,383,440
Capital surplus	14,030,077,576	29,530,847,122	8,940,945,801	17,017,744,278
Other comprehensive income	917,274,381	700,733,756	1,465,877,945	1,379,475,802
Special reserves	53,525,951	51,427,080	43,004,077	41,537,274
Surplus reserves	8,186,274,738	8,186,274,738	8,186,274,738	8,186,274,738
Undistributed profits	35,457,343,275	34,806,789,007	35,729,480,425	35,416,342,110

Shareholders’ equity attributable to shareholders of the Company	73,844,879,361	88,476,455,143	69,565,966,426	77,241,757,642
Non-controlling interests	19,224,209,988	18,829,694,057	–	–

Total shareholders’ equity	93,069,089,349	107,306,149,200	69,565,966,426	77,241,757,642

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	375,542,682,233	379,874,821,092	175,508,507,837	169,103,917,546

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Huang Lixin	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS (PRC GAAP)
FOR THE FIRST QUARTER ENDED 31 MARCH, 2017

Amounts: In RMB Yuan, except as noted

		For the quarter ended 31 March 2017 Consolidated	For the quarter ended 31 March 2016 Consolidated	For the quarter ended 31 March 2017 The Company	For the quarter ended 31 March 2016 The Company
			(Restated)

Operating revenue		37,577,079,025	34,943,310,711	10,750,700,409	10,151,768,593
Less:	Operating cost	32,953,324,536	23,783,662,561	9,337,922,698	6,574,174,214
	Tax and levies	313,714,151	336,039,771	109,504,442	117,564,952
	Selling expenses	2,802,414	776,023	777,282	–
	General and administrative expenses	884,601,239	1,152,769,712	405,320,993	502,313,445
	Financial expenses	2,176,396,597	2,155,160,230	841,961,205	924,076,099
	Asset impairment loss	174,376	7,436,393	–	–
Add:	Loss on fair value changes of financial assets/liabilities	(6,759,821)	(29,459)	–	–
	Investment income	111,992,755	1,510,747,806	277,946,924	442,994,291
	Including: Investment income from associates and joint ventures	94,947,154	220,286,236	23,117,235	144,976,547

Operating profit		1,351,298,646	9,018,184,368	333,160,713	2,476,634,174
Add:	Non-operating income	119,445,526	94,802,999	47,327,982	41,998,092
	Including: gain on disposals of non-current assets	568,989	684,714	6,410	253,456
Less:	Non-operating expenses	7,826,823	9,050,750	753,874	1,708,899
	Including: loss on disposals of non-current assets	861,613	1,054,473	36,179	264,849

Profit before tax		1,462,917,349	9,103,936,617	379,734,821	2,516,923,367
Less:	Income tax expense	493,018,593	2,233,905,666	65,171,506	595,658,672

Net profit		969,898,756	6,870,030,951	314,563,315	1,921,264,695

Including:	Net profit generated by acquiree before business combination under common control	–	1,873,873,906	–	–
Attributable to:
	Shareholders of the Company	651,979,268	5,004,567,025	314,563,315	1,921,264,695
	Non-controlling interests	317,919,488	1,865,463,926	–	–

Earnings per share (based on the net profit attributable to shareholders of the Company)
	– Basic earnings per share	0.04	0.33	–	–
	– Diluted earnings per share	0.04	0.33	–	–

Other comprehensive income/(loss), net of tax	215,761,690	448,612,352	86,402,143	(265,796,147)
Other comprehensive income (net of tax) attributed to shareholders of the company that may be reclassified to profit or loss	216,540,625	448,147,776	86,402,143	(265,796,147)
Including:
Gains or losses arising from changes in fair value of available-for-sale financial assets	66,222,637	(247,257,360)	65,779,350	(247,257,360)
Share of other comprehensive income of the equity-accounted investee	1,714,734	(12,094,690)	1,714,734	(12,094,690)
Effective hedging portion of Gain or losses arising from cash flow hedging instruments	(212,910,866)	176,493,265	18,908,059	(6,444,097)
Translation differences of the financial statements of foreign operations	361,514,120	531,006,561	–	–
Other comprehensive income (net of tax) attributable to non-controlling interests	(778,935)	464,576	–	–

Total comprehensive income	1,185,660,446	7,318,643,303	400,965,458	1,655,468,548

Attributable to:
Shareholders of the Company	868,519,893	5,452,714,801	400,965,458	1,655,468,548
Non-controlling interests	317,140,553	1,865,928,502	–	–

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Huang Lixin	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS (PRC GAAP)
FOR THE FIRST QUARTER ENDED 31 MARCH, 2017

Amounts: In RMB Yuan, except as noted

Items	For the quarter ended 31 March 2017 Consolidated	For the quarter ended 31 March 2016 Consolidated	For the quarter ended 31 March 2017 The Company	For the quarter ended 31 March 2016 The Company
		(Restated)

Cash flows generated from operating activities
Cash received from sales of goods and services rendered	41,165,577,375	40,599,487,518	11,616,392,800	11,916,608,905
Cash received from return of taxes and fees	9,490,289	19,897,723	–	–
Other cash received relating to operating activities	232,814,585	385,979,943	8,414,707	224,147,181

Sub-total of cash inflows of operating activities	41,407,882,249	41,005,365,184	11,624,807,507	12,140,756,086

Cash paid for goods and services received	28,493,292,193	19,199,142,320	9,164,096,635	5,938,914,826
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	2,255,089,291	2,418,888,702	853,855,510	829,647,162
Payments of taxes	2,443,659,059	4,566,528,009	803,474,070	1,347,860,381
Other cash paid relating to operating activities	566,847,396	399,497,308	258,328,598	211,529,322

Sub-total of cash outflows of operating activities	33,758,887,939	26,584,056,339	11,079,754,813	8,327,951,691

Net cash flows generated from operating activities	7,648,994,310	14,421,308,845	545,052,694	3,812,804,395

Cash flows used in investing activities
Cash received from withdrawal of investment	741,000,000	–	656,000,000	2,960,100,000
Cash received on investment income	135,181,300	279,553,763	338,446,647	694,773,538
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	4,069,937	17,499,503	566,105	3,315,833
Net cash received from disposals of subsidiaries	–	981,431,545	–	–
Other cash received relating to investing activities	18,826,840	518,503	–	–

Sub-total of cash inflows of investing activities	899,078,077	1,279,003,314	995,012,752	3,658,189,371

Cash paid for acquiring fixed assets, intangible assets and other long-term assets	4,908,333,996	5,906,301,416	472,745,835	957,634,050
Cash paid for investments	5,000,000	656,560,800	10,947,596,516	478,264,000
Net cash paid for acquiring subsidiaries	5,975,034,785	–	–	–
Other cash paid relating to investing activities	3,953,115	74,074,141	–	–

Sub-total of cash outflows of investing activities	10,892,321,896	6,636,936,357	11,420,342,351	1,435,898,050

Net cash flows (used in)/provided by investing activities	(9,993,243,819)	(5,357,933,043)	(10,425,329,599)	2,222,291,321

Items	For the quarter ended 31 March 2017 Consolidated	For the quarter ended 31 March 2016 Consolidated	For the quarter ended 31 March 2017 The Company	For the quarter ended 31 March 2016 The Company
		(Restated)

Cash flows used in financing activities
Cash received from investments	77,296,700	21,700,000	–	–
Including: cash received from non-controlling interests of subsidiaries	77,296,700	21,700,000	–	–
Cash received from borrowings	44,898,522,845	21,001,564,280	35,422,940,000	10,200,000,000
Cash received from issuance of bonds	9,988,679,245	6,000,000,000	9,988,679,245	6,000,000,000
Other cash received relating to financing activities	70,517,734	28,890,951	48,345,464	10,238,903

Sub-total of cash inflows of financing activities	55,035,016,524	27,052,155,231	45,459,964,709	16,210,238,903

Repayments of borrowings	46,753,048,728	33,833,112,688	35,266,153,239	20,543,126,424
Payments for dividends, profit or interest expense	2,619,561,222	2,202,246,042	618,147,901	623,026,816
Including: dividends paid to non-controlling interests of subsidiaries	386,490,067	3,760,001	–	–
Other cash paid relating to financing activities	56,046,987	59,871,031	22,075,472	18,000,000

Sub-total of cash outflows of financing activities	49,428,656,937	36,095,229,761	35,906,376,612	21,184,153,240

Net cash flows provided by/(used in) financing activities	5,606,359,587	(9,043,074,530)	9,553,588,097	(4,973,914,337)

Effect of exchange rate fluctuations on cash held	28,909,385	40,060,711	(23,951)	–

Net increase/(decrease) in cash	3,291,019,463	60,361,983	(326,712,759)	1,061,181,379
Add: cash at beginning of period	7,810,500,999	10,699,080,919	2,415,460,603	2,260,430,516

Cash at end of period	11,101,520,462	10,759,442,902	2,088,747,844	3,321,611,895

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Huang Lixin	Li Yinghui

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     April 26, 2017